[LOGO]

                                DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                                Houston, TX 77056
                     Tel: (713) 888-0895 Fax: (713) 888-0899

                                 January 5, 2007

Sent VIA FAX (202)-772-9368

Jennifer Goeken
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7410

Re:  Dune Energy, Inc
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     Form 10-QSB for Fiscal Quarter Ended September 30, 2006
     Filed November 14, 2006
     File No. 001-32497

Dear Ms. Goeken:

We received your letter dated December 22, 2006 faxed to us on the same day wherein you described the results of a review of the above mentioned financials and requested additional information. We received the notice during the holidays when a number of individuals were out on vacation. Therefore, we respectively request an extension until January 31, 2007 in which to respond to the SEC.

In addition, if possible, please email a copy of the letter in a word document format which will aid us in the preparation of our response. Please email such to hugh@duneenergy.com.

Thank you,


/s/ Hugh Idstein

Hugh Idstein
Chief Financial Officer